Exhibit 99.1

BOS Reports Financial Results for the Fourth Quarter and Full Year 2025

Delivers Record Year Performance

Provides Initial 2026 Revenue and Net Income Guidance

RISHON LE ZION, Israel, March 31, 2026 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. (BOSC) today reported financial results for the fourth quarter and full-year ended December 31, 2025, including record revenue and profitability.

Fourth Quarter 2025 Financial Highlights:

Revenues $12.6M +21.5% Compared to $10.4M in Q4 2024	EBITDA $944K +32% Compared to $715K in Q4 2024

Net Income $819K +68.9% Compared to $485K in Q4 2024	EPS $0.12 +50% Compared to $0.08 in Q4 2024

Cash & Equivalent $11.8M As of December 31, 2025	Contracted Backlog $24M As of December 31, 2025

Full Year 2025 Financial Highlights:

Revenues $50.6M +26.6% Compared to $39.9M in 2024	EBITDA $4.6M +42.6% Compared to $3.2M in 2024

Net Income $3.6M +57.0% Compared to $2.3M in 2024	EPS $0.59 +47.5% Compared to $0.40 in 2024

Eyal Cohen, Chief Executive Officer of BOS, stated: “We are pleased to report record revenues and net income for the full year 2025, capping an outstanding year of growth for BOS. We demonstrated sustained business momentum, most notably in our defense related business lines where we continue to see robust demand for both our supply chain and robotics solutions, and maintained our diligent operating discipline.

“Supply chain division revenues grew by 40% during the year, demonstrating the benefit of our global diversification strategy. We continue to focus on expanding our opportunities in this key sector through deeper engagement with existing customers, strategic wins with new customers and entry into additional global markets, such as India, which is a growing hub for subcontracting programs with Israeli defense customers.

“Our RFID division experienced a $665,000 operating loss for the full year, primarily due to a goodwill impairment charge of $1.2 million. Absent this charge, the division would have generated approximately $535,000 in operating income. The ongoing geopolitical tension in Israel since October 2023 negatively impacted the Israeli commercial market, which constitutes the primary revenue base for the RFID division; as a result, goodwill write-offs were recorded totaling $700,000 in 2024 and an additional $1.2 million in 2025. Q4 performance showed a 27% increase in revenues year-over-year, a positive indication that we can return this division to a growth trajectory in 2026.”

“Finally, our Intelligent Robotics division continues to deliver steady profitability improvements year-over-year, as well as increased backlog, demonstrating our team’s ability to drive operational excellence across all business units.

“Bringing our record year together, we generated strong operating cash flow and working capital performance that increased cash and cash equivalents to a record $11.8 million, providing a solid foundation to support our continued investment in strategic growth.”

Cohen concluded: “We continue our policy of issuing a conservative initial outlook, with updates provided as the year progresses. While we maintain strong exposure to the defense markets, ongoing geopolitical tensions lead us to initially project 2026 at a level consistent with 2025 revenues of $51 million and net income of $3.6 million.”

Investor Conference Call

Date & Time	Format	Recording

March 31, 2026 at 8:30 a.m	Video conference call followed by a question-and-answer session after management’s presentation	For those unable to participate in the live call, a recording will be available the following day on the BOS website: www.boscom.com

To access the video conference meeting, please click on the following link:https://us06web.zoom.us/j/7481721806?pwd=pmXNiVvvvuicaar9aMkZVqRUNaqK3s.1&omn=85823576

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company operates three specialized divisions:

Supply Chain Division	RFID Division	Intelligent Robotics Division

Integrates franchised components directly into customer products, meeting their evolving needs for developing innovative solutions.	Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.	Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

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Contacts:

Matt Kreps, Managing Director | Darrow Associates | +1-214-597-8200 | mkreps@darrowir.com

Eyal Cohen, CEO | BOS | +972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and also provides certain non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results prepared in accordance with GAAP. The Company uses these non-GAAP measures to evaluate and manage its operations internally and is providing this information to assist investors in performing additional financial analysis consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Contracted backlog

Represents the estimated value of firm customer orders under contract as of the date indicated. Backlog is not a guarantee of future revenues, and may be canceled, modified, or delayed by customers.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the ongoing armed conflict and security conditions in Israel and in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share numbers)

	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024
	(Audited)		( Audited)

Revenues	$50,569	$39,949	$12,623	$10,388
Cost of revenues	38,494	30,655	9,602	8,007
Gross profit	12,075	9,294	3,021	2,381

Operating costs and expenses:
Research and development	178	175	47	50
Sales and marketing	5,242	4,394	1,336	1,118
General and administrative	2,547	2,113	826	656
Impairment of intangible assets	-	466
Impairment of Goodwill	1,200	707	500	1,173
Total operating costs and expenses	9,167	7,855	2,709	2,997

Operating income	2,908	1,439	312	(616)
Financial income (expenses), net	590	(139)	208	99
Income before taxes on income	3,498	1,300	520	(517)
Taxes on income (income taxes)	(113)	(1,000)	(299)	(1,002)
Net income	$3,611	$2,300	$819	$485

Basic net income per share	$0.59	$0.40	$0.12	$0.08
Diluted net income per share	$0.57	$0.39	$0.12	$0.08
Weighted average number of shares used in computing basic net income per share	6,161	5,756	6,614	5,776
Weighted average number of shares used in computing diluted net income per share	6,312	5,887	6,779	5,975

Number of outstanding shares as of December 31, 2025 and 2024	7,029	5,793	7,029	5,793

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2025	December 31, 2024
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,825	$3,368
Restricted bank deposits	98	185
Trade receivables	15,638	11,787
Other receivable and prepaid expenses	1,440	1,150
Inventories	6,541	7,870

Total current assets	35,542	24,360

OTHER LONG-TERM ASSETS	128	177

PROPERTY AND EQUIPMENT, NET	3,449	3,417

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	926	779

DEFERRED TAX ASSETS	1,250	1,000

OTHER INTANGIBLE ASSETS, NET	361	422

GOODWILL	2,988	4,188

Total assets	$44,644	$34,343

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2025	December 31, 2024
	(Audited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loan and Current maturities of long-term loans	$775	$439
Operating lease liabilities, current	251	176
Trade payables	6,778	6,362
Employees and payroll accruals	1,266	1,087
Deferred revenues	3,129	2,003
Accrued expenses and other liabilities	983	598

Total current liabilities	13,182	10,665

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	972	980
Operating lease liabilities, non-current	768	576
Long term deferred revenues	286	293
Accrued severance pay	732	498

Total long-term liabilities	2,758	2,347

TOTAL SHAREHOLDERS’ EQUITY	28,704	21,331

Total liabilities and shareholders’ equity	$44,644	$34,343

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024

Operating income (loss)	$2,908	$1,439	$312	$(616)
Add:
Impairment of Goodwill	1,200	1,173	500	1,173
Amortization of intangible assets	60	190	15	47
Stock-based compensation	41	74	10	11
Depreciation	419	370	107	100
EBITDA	$4,628	$3,246	$944	$715

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2025

Revenues	$13,587	$35,545	$1,847	$(410)	$50,569

Gross profit	2,900	8,745	430	-	12,075

Allocated operating expenses	2,365	4,277	276	-	6,918

Impairment and amortization of intangible assets	1,200	60	-		1,260

Unallocated operating expenses*	-	-	-		989

Income (loss) from operations	$(665)	$4,408	$154	-	2,908

Financial income and tax on income					703

Net income					$3,611

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2024

Revenues	$12,877	$25,829	1,410	(167)	$39,949

Gross profit	3,533	5,430	331		9,294

Allocated operating expenses	2,273	3,338	274		5,885
Impairment of goodwill and intangible assets	984	189	-		1,173

Unallocated operating expenses*	-	-	-		797

Income from operations	$276	$1,903	$57		1,439

Financial expenses and tax on income					861

Net income					$2,300

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany		Consolidated
	Three months December 31, 2025

Revenues	$4,379	$7,695	$668	$	((119	$12,623

Gross profit	1,092	1,861	68		-	3,021

Allocated operating expenses	727	1,073	65		-	1,865

Impairment and amortization of intangible assets	500	15	-			515

Unallocated operating expenses*					-	329

Income from operations	$(135)	$773	$3		-	312

Financial income and tax on income						507

Net income						$819

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2024

Revenues	$3,445	$6,806	$171	(34)	$10,388

Gross profit	1,151	1,186	44	-	2,381

Allocated operating expenses	605	883	84	-	1,572
Impairment of goodwill and intangible assets	984	189	-		1,173

Unallocated operating expenses*					252

Income (loss) from operations	$(438)	$114	$(40)		(616)

Financial expenses and tax on income					1,101

Net income					$485

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

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